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Vancouver, BC, Canada V6C 2W2

Tel: 604.683.1102

Fax: 604.683.2643

Our File No.

 September 30, 2010

VIA EDGAR

UUAttention: Karl Hiller, Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

Dear Sirs:

Re:

 (the "Company")

Form 20-F for the Fiscal Year Ended December 31, 2009

Filed July 15, 2010

UUFile No. 0-18860

We write on behalf of the Company and acknowledge receipt of your letter dated September 21, 2010.  The Company is currently working on its responses to your comments therein and expects to have these ready by November 12, 2010.

We trust that the above is in order.  Please do not hesitate to contact the writer if you have any questions or require additional information.

Yours very truly,

VECTOR Corporate Finance Lawyers

Per:  /s/ Jonathan C. Lotz

Jonathan C. Lotz

ftl

cc      Canarc Resource Corp. (via e-mail)

          Attn: Philip Yee, Chief Financial Officer